Exhibit 12(b)


                            SOUTH JERSEY GAS COMPANY
  Calculation of Ratio of Earnings from Continuing Operations to Fixed Charges
                  Plus Preferred Security Dividend Requirement
                                 (IN THOUSANDS)



                                          Fiscal Year Ended December 31,
                               ------------------------------------------------
                                 2002      2001      2000      1999      1998
                               ------------------------------------------------

Net Income*                    $ 23,222  $ 21,527  $ 21,855  $ 20,367  $ 14,884

Income Taxes, Net                17,372    15,693    16,703    15,445    12,299

Fixed Charges**                  17,914    20,347    21,181    20,949    19,235
Preferred Securities -
 Dividends                        3,058     3,062     3,074     3,084     3,088
                               ------------------------------------------------

      Sub-Total                  20,972    23,409    24,255    24,033    22,323
                               ------------------------------------------------

Capitalized Interest               (359)     (221)      (24)     (390)     (167)
                               ------------------------------------------------


Total Available for Coverage   $ 61,207  $ 60,408  $ 62,789  $ 59,455  $ 49,339
                               ================================================



Total Available
---------------------------        2.9x      2.6x      2.6x      2.5x      2.2x
Fixed Charges and Preferred
 Securities - Dividends




 *  Net Income before Discontinued Operations

**  Fixed charges consist of interest charges (rentals are not material).